Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF THE

SERIES B PREFERRED STOCK

OF

THESTREET, INC.

Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, it is hereby certified that:

1.      The name of the corporation is TheStreet, Inc. (hereinafter referred to as the “Corporation”).

2.      The designation of the series of shares of stock of the Corporation to which this certificate relates is “Series B Preferred Stock.”

3.      Pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the certificate of incorporation of the Corporation (the “Certificate of Incorporation”), the Board of Directors of the Corporation previously designated 5,500 shares of preferred stock as Series B Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), and established the voting powers, designations, preferences, and the relative, participating, optional, or other rights, and the qualifications, limitations, and restrictions of such series as set forth in the Certificate of Designation of Series B Preferred (the “Series B Certificate of Designation”), with respect to such Series B Preferred Stock, which Series B Certificate of Designation has been heretofore filed with the Secretary of State of the State of Delaware. None of the authorized shares of Series B Preferred Stock are outstanding and none will be issued subject to the Series B Certificate of Designation.

4.      The Board of Directors of the Corporation has duly adopted the following resolutions, which resolutions remain in full force and effect as of the date hereof:

RESOLVED, that none of the authorized shares of Series B Preferred Stock are outstanding, and that none will be issued subject to the Series B Certificate of Designation, and

FURTHER RESOLVED, that pursuant to the authority conferred on the Board of Directors by the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors hereby eliminates the Series B Preferred Stock, and

FURTHER RESOLVED, that the appropriate officers of the Corporation, or any one or more of them, are hereby authorized, in the name and on behalf of the Corporation, pursuant to Section 151(g) of the General Corporation Law of the State of Delaware, to execute and file a Certificate of Elimination of the Series B Preferred Stock of TheStreet, Inc. with the Secretary of State of the State of Delaware, which shall have the effect when filed with the Secretary of State of the State of Delaware of eliminating from the Certificate of Incorporation all matters set forth in the Series B Certificate of Designation with respect to such Series B Preferred Stock, and

FURTHER RESOLVED, that in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Certificate of Incorporation is hereby amended to eliminate all references to the Series B Preferred Stock, and the shares that were designated to such series hereby are returned to the status of authorized but unissued shares of the preferred stock of the Corporation, without designation as to series.

Signed on _________________, 2017

THESTREET, INC.

By:
Name: Eric F. Lundberg
Title: Chief Financial Officer